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EXHIBIT 28

                             CHITTENDEN CORPORATION
                              TWO BURLINGTON SQUARE
                              BURLINGTON, VT 05401
                                 (802) 658-4000

September 17, 1998

SALLY W. CRAWFORD APPOINTED TO CHITTENDEN
TRUST COMPANY BOARD OF DIRECTORS
#53/98

Burlington, Vermont   Paul A. Perrault, Chairman of the Board of Directors,
President, and Chief Executive Officer of Chittenden Corporation announced today that Sally W. Crawford has been elected to the Board of Directors of Chittenden Trust Company.

In announcing Crawford's appointment, Perrault commented, "We are very pleased that Sally has joined the Board of Directors. Her extensive public company experience, and her experience with a large company involved in a rapidly changing industry will be a great asset to our board." Perrault continued, "In addition, Sally is very familiar with our market."

Since its inception in 1985, Crawford was the Chief Operating Officer of Healthsource Inc., an HMO and managed care company publicly traded on the New
York Stock Exchange.   As of January 1997, the total number of employees in
Healthsource s combined entities totaled 6200. Other positions Crawford held with Healthsource Inc. included Chief Executive Officer of Healthsource New Hampshire, Chief Executive Officer of Healthsource for Seniors, Chief Executive Officer of Jobcare and Chief Executive Officer of Healthsource Administrators. CIGNA HealthCare acquired Healthsource in a cash transaction for $1.7 billion in 1997.

Previous to her employment with Healthsource Inc., Crawford was employed by Beacon Health as Director of Marketing, and Matthew Thornton Health Plan as Director of Marketing.

Crawford is a 1975 graduate of Smith College with a B.A. in English. She also holds a M.S. in Communications from Boston University.

Crawford was a Director with Harborside Healthcare, a publicly traded, long-term and subacute care company headquartered in Boston, Massachusetts until August 1998 when the company was acquired by Investcorp. She also sits on the Board of Directors of Yankee Publishing, a private company located in Dublin, New Hampshire that publishes Yankee Magazine and the Old Farmer s Almanac. In addition, Crawford is a Director of CYTYC Corporation, a publicly traded company headquartered in Boxborough, Massachusetts that developed, manufactures and markets the ThinPrep System and ThinPrep Pap Test for medical diagnostic systems. In July 1998, Crawford joined Medical Resources, Inc. as a Director. Medical Resources, Inc. is a publicly traded company that specializes in the ownership, operation and management of 98 diagnostic imaging centers in the United States.

Active in the nonprofit arena, Crawford is Treasurer of Leadership New Hampshire and chairs the endowment challenge. She is also a director of the Odyssey House in Hampton, New Hampshire, and is a Board Member of the New Hampshire Business Committee for the Arts.

Crawford lives in Exeter, New Hampshire, where she has located a health care consulting practice focusing on entrepreneurial opportunities requiring high level strategic and operational consultation.

Chittenden Corporation is a bank holding company headquartered in Burlington, Vermont. Its subsidiary banks are Chittenden Bank, located in Vermont, The Bank of Western Massachusetts serving the Springfield, Massachusetts area, and Flagship Bank and Trust Company, which is located in the Worcester, Massachusetts area.